SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 24th, 2007

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-            )

Enclosure:        Annual General Meeting of Swedish Match AB (publ)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: April 24th, 2007	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

23 April, 2007

Swedish Match shareholders approve dividend hike to 2.50 SEK

Major items approved by today’s Annual General Meeting include:

•	Dividend will increase from 2.10 SEK/share to 2.50 SEK

•	Election of Conny Karlsson as new Chairman of the Board

•	Election of Charles A. Blixt and John P. Bridendall to the Board

•	Mandate to repurchase up to 10 percent of all shares in the Company prolonged

•	13 million shares repurchased by the Company are authorized to be withdrawn

At the Annual General Meeting of Swedish Match on 23 April, it was resolved in accordance with the proposal of the Board of Directors to pay a dividend per share of 2.50 SEK. The record date for the dividend entitlement was set at 26 April, 2007. The dividend is expected to be distributed on 2 May, 2007, through VPC.

Shareholders have re-elected Andrew Cripps, Sven Hindrikes, Arne Jurbrant, Conny Karlsson, Kersti Strandqvist and Meg Tivéus to the Board of Directors, and elected Charles A. Blixt and John P. Bridendall as new members to the Board of Directors. Conny Karlsson was elected new Chairman of the Board.

Furthermore, the shareholders approved a mandate to repurchase up to 10 percent of all shares in the Company for a maximum amount of 3,000 MSEK. In addition, the shareholders also approved an authorization for a reduction of 13,000,000 previously repurchased shares, with a simultaneous capitalization issue in an amount corresponding to the number of cancelled shares or 18,084,644.37 SEK. The shareholders also approved that the reduction will be allocated to a fund for use in repurchasing the Company’s own shares.

In addition, shareholders approved all other proposals made by the Board of Directors and the Nominating Committee as outlined in the published notice of the Annual General Meeting for Swedish Match AB.

Swedish Match is a global Group of companies with a broad assortment of market-leading brands in smokeless tobacco products, cigars, pipe tobacco and lights products. The Group’s global operations generated sales of 12,911 MSEK for the twelve month period ending December 31, 2006. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: +46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com